TAHOE RESOURCES CLARIFIES PEA DISCLOSURE
Provides Update on Escobal Project

VANCOUVER, B.C. (July 24, 2013) – Further to its July 18th news release, Tahoe Resources Inc. (TSX: THO, NYSE: TAHO) announced today that as a result of a review by the British Columbia Securities Commission (BCSC), Tahoe is issuing the following news release to clarify its disclosure.

Amended Technical Report
As a result of comments raised by the BCSC in its review of the Company’s May 7, 2012 Preliminary Economic Assessment (PEA), the Company will file today an amended technical report entitled “Escobal Guatemala Project, NI 43-101 Preliminary Economic Assessment, Southeastern Guatemala” dated July 24, 2013 (Amended PEA). The Amended PEA was prepared by M3 Engineering & Technology Corporation. The changes reflected in the Amended PEA include the following:

  The certificates of qualified persons have been amended to ensure that at least one qualified person is responsible for each section of the Amended PEA,

  Section 3 of the PEA entitled “Reliance on Other Experts” includes a disclaimer of responsibility for information derived from a previously filed technical report on the Escobal Project entitled “Escobal Project Guatemala NI 43-101 Technical Report” dated 30 April 2010. While National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) permits use of the information from such previous report, it does not permit the authors of the PEA to disclaim responsibility for such information. This disclaimer has been removed from the Amended PEA,

  The Amended PEA includes revised disclosure relating to project infrastructure and market studies and contracts, as required by NI 43-101,

  The Amended PEA includes cautionary language stating that mineral resources that are not mineral reserves do not have demonstrated economic viability,

  The PEA included diluted resource estimates used in establishing the economic model that do not comply with NI 43-101. These estimates do not constitute an initial reserve estimate, have been removed from the Amended PEA, and should not be relied upon,

  The PEA included statements relating to economic viability, production and the nature of the PEA which are contrary to the cautionary language required by NI 43-101 and have been removed from the Amended PEA.

None of the economic aspects of the Amended PEA differ from the PEA.

Additional Technical Disclosure Matters
The Company has disclosed the results of its PEA in news releases and investor materials available on its website. In certain of these news releases and investor materials, the Company did not include proximate cautionary language required by NI 43-101.

Accordingly, investors are cautioned that the PEA is considered preliminary in nature and includes mineral resources, including inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. Mineral resources that are not mineral reserves have not yet demonstrated economic viability. Due to the uncertainty that may be attached to mineral resources, it cannot be assumed that all or any part of a mineral resource will be upgraded to mineral reserves. Therefore, there is no certainty that the results concluded in the PEA will be realized.

The BCSC raised concerns that the Company may be treating its PEA as a proxy for a pre-feasibility study. The Company advises investors that it is not treating the PEA as a pre-feasibility study, and directs investors to the following disclosure in its current Annual Information Form and MD&A for information on certain risks associated with a production decision made in the absence of a feasibility study:

Production Decision
The Company has not based its production decision on a feasibility study of mineral reserves, demonstrating economic and technical viability, and, as a result, there may be an increased uncertainty of achieving any particular level of recovery of minerals or the cost of such recovery, including increased risks associated with developing a commercially mineable deposit. Historically, such projects have a much higher risk of economic and technical failure. There is no guarantee that production will begin as anticipated or at all or that anticipated production costs will be achieved. Failure to commence production would have a material adverse impact on the Company’s ability to generate revenue and cash flow to fund operations. Failure to achieve the anticipated production costs would have a material adverse impact on the Company’s cash flow and future profitability.

Exploitation Permit Unaffected by Lower Court Ruling
Late yesterday, a court of appeal in Guatemala stated that the Ministry of Energy and Mines (MEM) should have conducted a hearing of a written opposition to the Escobal exploitation license during the permitting period. The court did not rule on the substance or validity of the opposition, merely stating that MEM was obligated to hold an administrative hearing. The court did not invalidate or comment on the Escobal exploitation license in its decision.

According to Tahoe President and CEO, Kevin McArthur, “The legality of the license is not in question and it remains fully effective. It is unfortunate that anti-mining forces in Guatemala are misrepresenting the court’s limited ruling. Based on our conversations with MEM and legal review, we believe the opposition is without legal or factual merit.”

“Operations at the mine are in full force and not affected in any way.” said Mr. McArthur. MEM and the Company are appealing the lower court’s ruling to the Constitutional Court, which is expected to issue a decision in the next several months.

Escobal Update (stated in U.S. dollars)
Tahoe significantly advanced underground development and construction in the second quarter of 2013. Underground development has been completed to the point where the mine will be capable of feeding the mill up to the 3500 tpd rate. Construction progress on the mill, tailings and backfill plant projects was 85% complete by quarter-end. Commissioning activities commenced in June, and the Company estimates it holds sufficient cash resources to bring the mine to production in early 2014.

As of June 30, 2013 the Company’s cash balance was $99.2 million, which includes the proceeds of the $50 million credit facility and the Company has expended $316 million of the original $326.6 million capital expenditure for the 3500 tpd operation. Additionally, $13.5 million has been spent of the $46.2 million estimated cost of the 4500 tpd expansion which is expected to be completed by 2017.

Escobal construction and development continues on budget and on schedule, and early commissioning activities are now underway. Updated photographs of mill progress and video of crusher start-up can be found on the Company’s website at www.TahoeResourcesInc.com.

About Tahoe Resources Inc.
Tahoe’s strategy is to develop the Escobal project into a profitable mining operation and to position itself as a leading silver producer with high quality, low cost assets in the Americas. Tahoe is a member of the S&P/TSX Composite and TSX Global Mining indices and the Russell 3000 on the NYSE. The Company is listed on the TSX as THO and on the NYSE as TAHO.

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Qualified Person Statement
This news release has been approved by Charles Muerhoff, Tahoe’s Vice President Technical Services and Qualified Person as defined by National Instrument 43-101.

Cautionary Note
Investors are cautioned that the PEA is considered preliminary in nature and includes mineral resources, including inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. Mineral resources that are not mineral reserves have not yet demonstrated economic viability. Due to the uncertainty that may be attached to mineral resources, it cannot be assumed that all or any part of a mineral resource will be upgraded to mineral reserves. Therefore, there is no certainty that the results concluded in the PEA will be realized.

Forward-Looking Statements
This news release contains “forward-looking information” within the meaning of applicable Canadian securities legislation, and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to as “forward-looking information”). In particular, this news release describes potential future events related to (i) underground development feeding the mill at the 3500 tpd rate, (ii) the Company’s cash resources being sufficient to bring the mine into production in early 2014, (iii) the anticipated budget and timeline for completion of the 4500 tpd expansion, and (iv) Tahoe’s strategy to develop the Escobal project. Forward-looking information is based on management’s reasonable assumptions, estimates, expectations, analyses and opinions which are based on management’s experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances, but which may prove to be incorrect. Assumptions have been made regarding, among other things, Tahoe’s ability to carry on exploration and development activities, the timely receipt of required approvals, the price of silver and other metals, costs of development and production, Tahoe’s ability to operate in a safe, and effective manner and its ability to obtain financing on reasonable terms. Readers are cautioned that the foregoing list is not exhaustive. Tahoe’s actual results, programs and financial position could differ materially from those anticipated in such forward-looking statements as a result of numerous factors, risks and uncertainties, many of which are beyond the Company’s control. These include, but are not necessarily limited to, results of exploration activities and development of mineral properties, the interpretation of drilling results and other geological data, the uncertainties of resource and reserve estimations, receipt and security of mineral property titles, receipt of licenses to conduct mining activities, country risks, civil unrest, project cost overruns or unanticipated costs and expenses, the availability of funds, fluctuations in metal prices, currency fluctuations, and general market and industry conditions. There is no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on this information. Tahoe does not undertake to update any forward-looking information, except as, and to the extent required by, applicable securities laws. For more information about the risks and challenges of Tahoe’s business, investors should review Tahoe’s current AIF available at www.sedar.com.

For further information, please contact:
Tahoe Resources Inc.
Ira M. Gostin, Vice President Investor Relations
investors@tahoeresourcesinc.com
Tel: 775-448-5807